Exhibit 99.1

EZchip Announces Expiration of “Go-Shop” Period

After Extensive Outreach No New Offers Emerged

Shareholders to Vote on the Proposed Mellanox Transaction at Extraordinary General Meeting on January 19, 2016

Company to Host Conference Call on December 17, 2015; Shareholders May Submit Questions

YOKNEAM, ISRAEL, December 16, 2015--EZchip Semiconductor Ltd. ("EZchip" or the "Company") (NASDAQ: EZCH), a leader in high-performance processing solutions for carrier and data center networks, today announced the expiration of the 30-day “go-shop” period pursuant to the previously announced amended merger agreement with Mellanox Technologies, Ltd. ("Mellanox") (NASDAQ: MLNX).

Under the amended agreement, EZchip actively solicited alternative offers from third parties for a period that commenced on November 17, 2015 and expired at 6:59 a.m. (Israel Time), today, December 16, 2015. During the “go-shop” period, representatives of Barclays, the Company’s financial advisor, approached 31 potential buyers on behalf of the Company to determine their interest in exploring a potential transaction with EZchip. None of the parties that had been contacted submitted a proposal to acquire the Company, and no other party approached either EZchip or Barclays expressing an interest in exploring a purchase of the Company. While one of the 31 strategic parties signed a confidentiality agreement and held a conference call with EZchip’s management and Barclays, the potential strategic buyer ultimately notified Barclays that it was not interested in a transaction.

Eli Fruchter, CEO of EZchip, said, “The EZchip Board continues to be focused on achieving the best available outcome for all of our shareholders. The amended merger agreement and comprehensive go-shop process further demonstrate our commitment to acting to this end. At the Extraordinary General Meeting in January, shareholders will have the opportunity to vote on the proposed transaction with Mellanox.  The EZchip Board recommends that EZchip shareholders vote FOR the transaction, which we believe provides significant, compelling and certain value to EZchip shareholders.”

The Company has made an investor presentation available on the investor relations section of its website at http://www.ezchip.com/Investor-Relations, which includes additional information regarding the “go-shop” period and a business update.

Extraordinary General Meeting – January 19, 2016
Given that no superior proposal was obtained, EZchip will hold an Extraordinary General Meeting for shareholders to vote on the Merger Proposal with Mellanox on January 19, 2016. The record date for shareholders eligible to vote at such Extraordinary General Meeting is December 18, 2015. The Company will file and mail updated proxy materials to EZchip shareholders during the week of December 21st.

The Company’s Board of Directors continues to unanimously recommend that shareholders vote FOR the proposed transaction with Mellanox.

The transaction is projected to close in the first quarter of 2016, subject to the completion of certain closing conditions.

Conference Call and Webcast – Shareholders May Submit Questions

The Company also announced today that it will host a telephonic conference call and webcast tomorrow, December 17, 2015, at 10:00 am ET, 7:00 am PT, 3:00 pm UK time and 5:00 pm Israel time to discuss the outcome of the Company’s comprehensive “go-shop” process, the Merger Proposal with Mellanox and provide a business update. During the call, EZchip CEO Eli Fruchter will address live questions from analysts and previously emailed questions from shareholders.  Shareholders may email questions to EZCHmerger@ezchip.com.

Presentation slides will accompany the live webcast, which are available on the investor relations section of the Company’s website, http://www.ezchip.com/Investor-Relations. Participants may access the webcast through EZchip’s investor relations website or the call by dialing (866) 610-1072 for U.S. locations or (973) 935-2840 for international locations. A passcode, 6580391, will be required.

A replay of the discussion will be available shortly after the call through January 20, 2016 and can be accessed through the investor relations section of the Company’s website, or by dialing (800) 585-8367 for U.S. locations or (404) 537-3406 for international locations. A passcode, 6580391, will be required.

Barclays acted as exclusive financial adviser to EZchip and Naschitz, Brandes, Amir & Co. and Carter Ledyard & Milburn LLP acted as EZchip's legal counsel.

About EZchip

EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for the carrier, cloud and data center networks. EZchip's broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip's processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance and the consummation of the merger with Mellanox Technologies, Ltd. These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge. There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC). For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2015 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Important Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. . The Proxy Statement for the Extraordinary General Meeting (including the Merger Agreement with Mellanox Technologies, Ltd. (as amended by Amendment No. 1 dated November 17, 2015) and the fairness opinion received by the EZchip Board), will be filed by EZchip with the SEC and mailed to shareholders. Shareholders are urged to read the Proxy Statement for the Extraordinary General Meeting, together with the exhibits thereto, in their entirety because they contain important information. Shareholders may also obtain a free copy of these statements and other documents filed by EZchip with the SEC at the website maintained by the SEC at http://www.sec.gov by directing such requests to:

MacKenzie Partners, Inc.
Toll-free: (800)322-2885
Collect: +1-(212)929-5500

Contacts

EZchip Investor Contact
Jeffrey A Schreiner
EZchip
+1-408-520-3676
jschreiner@ezchip.com

EZchip PR Contact
Daureen Green
EZchip
+972-4-959-6677
dgreen@ezchip.com

Additional Contacts

Joele Frank, Wilkinson Brimmer Katcher
Eric Brielmann / Kate Beers
+1-415-869-3950

Sharon Stern / Adam Pollack
+1-212-355-4449

MacKenzie Partners, Inc.
Bob Marese
+1-212-929-5405